CORRESP.

TRANS WORLD CORPORATION

May 22, 2009

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:      Form 10-K: For the Year Ended December 31, 2008
File No. 000-25244

Dear Mr. Shenk:

Thank you for your comments regarding the recent annual filing by Trans World Corporation (the “Company”) referenced above.  We will attempt to respond to your inquiry points in the order they appeared in your letter.

We have filed separately with the Office of Freedom of Information and Privacy Act Operations a request for confidential treatment of certain portions of this letter pursuant to 17 C.F.R. Section 200.83 (“Rule 83”)

Point 1.	We have discontinued the use of the EBITDA measure presentation in our quarterly reports (see page 13 of our Form 10-Q for Q1 2009).

With respect to our use of the EBITDA measure in our press release, we chose to present these non-GAAP measures as a result of our experience with our existing shareholders and institutional investors and through numerous meetings and discussions with potential investors and market analysts who use this financial measurement to gauge and understand our Company’s performance.

However, with regard to the consolidated “EBITDA” reconciliation, this is easily determinable from the existing components of the Company’s statement of operations and therefore we strongly believe the presentation of this measure and its corresponding percentage (i.e., EBITDA margin) would continue to be useful to our existing and potential investors in making investment decisions about our Company.  Based on our real world experience, we believe that there is a demand for this non-GAAP measurement from our interested investors, analysts and creditors.

Secondly, as the bulk of our operations are located in Europe, specifically the Czech Republic, consideration of a potential sale or merger of our entire business operations is generally measured from the point of the earnings potential of the Czech operations, excluding the overhead costs of our corporate/parent entity (that is based in New York).  The “EBITDA from Operations” measurement provides this information, and is essentially EBITDA before corporate operating expenses.  However, having clarified that, we will discontinue the use of this measurement per your recommendation.

________________________________

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL: 212-983-3355  FAX: 212-983-8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Point 2.
Please see page 13-14 of our Form 10-Q for Q1 2009.  We agree with your assessment that certain fluctuations can be better explained narratively and quantifiably with the aid of tables.  We believe that we can do better to explain the variances, and will strive to do so and to include more quantifications and tables in the MD&A section of our future 10-K filings.

Foreign income tax is comprised of two components: current tax liability and deferred tax liability, which totaled $84K for the year ended December 31, 2007.  We had disclosed in the MD&A section of our 2007 Form 10-KSB that this total included an accrual of $60K of deferred income taxes, leaving current tax liability portion of $24K.  The 2008 foreign income taxes consisted only of the current tax liability portion of $31K, and no deferred portion as it would constitute a redundancy in accrual.  Therefore, excluding the deferred portion, the net realized change would constitute a reasonable increase of 29%, given similar total revenue improvement of 35% for the current year; although the percentage increase appears large, the two figures are, on the whole, non-material.

Point 3 & 5.
Your guidance and recommendations are noted.  Due to the fact that quarterly filings require much less information than annual filings, these points will be fully addressed in our next Form 10-K filing, however we have attempted to incorporate more information addressing the Liquidity and Working Capital Deficiency in our latest quarterly filing.

Point 4.
With respect to the Uses and Sources of Cash, we will address these in our next Form 10-K.  Other than the construction of our Hotel Savannah, and any subsequent corrections of potential defective contractor work, we have no other major capital expenditures or plans for the year 2009. In contrast, our capital expenditures in 2006 and 2007 included major renovation and expansion projects that were funded by separate capital raises and cash from operations.

The planned expansion into the hotel industry has been the long-term business strategy for our Company, and the completion of the Hotel Savannah represented the actual commencement of that strategy.  We do not currently have any hotel projects that have reached the financing stage, however, it would be safe to say that any hotel project we may undertake in the future would likely involve a mix of equity and debt financing, supplemented by cash from operations.

________________________________

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL: 212-983-3355  FAX: 212-983-8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Point 6.
Per your recommendation, we will include a sensitivity analysis for the impact of the two functional currencies on our consolidated financial statements and those components stated in your letter in our next Form 10-K filing.

Point 7.
As our food and beverage revenues have been below the 10% threshold, we have, with the approval and guidance of our external auditors, decided to not show the unnecessary separate disclosure in our income statement.  We are in compliance with respect to reflecting the cost of complimentary and promotional allowances as part of the casino operations.  We have included this clarification in our financial statements in Footnote 4(h) of our Q1 2009 Form 10-Q.

Point 8.
The response to comment number 4 on our response letter dated June 12, 2006 was not consistent with the facts of the original transaction.  The response stated “our casinos operate under one operating entity, American Chance Casinos.  Underlying this entity, it is proper to have two reporting units, a German-oriented unit and an Austrian-oriented unit, despite the fact that they both share a common marketing, human resources and managerial group.”, while in fact this may be consistent with our operations, the goodwill was derived from purchasing multiple locations in the same transaction.  The goodwill was obtained from the purchase of two casinos in Czech Republic close to the German border and a parcel of land in Hate, Czech Republic near the Austrian border (the current site of “Route 59”).  Upon closing the deal in 1998, the Company immediately started building the current “Route 59” casino on the land purchased in the deal and it was subsequently opened in 1999.  The original intent of the purchase was to build the “Route 59” casino as it was in a very desirable location.

The Company has included the fair value of the land in Hate “Route 59” (noted as “site of Route 59” in footnote 2 on page 25 of the December 31, 2008 Form 10-K) in their annual testing of goodwill to be consistent with the facts of the transaction.  Although the Company believes the testing for impairment on the goodwill should include the land in Hate, the Company can assert that without the fair value of the land, the two casinos on the German border from the original purchase have, from a third-party appraisal, a fair value well in excess of the combined book value and carrying amount on the goodwill.

________________________________

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL: 212-983-3355  FAX: 212-983-8129

Mr. Lyn Shenk
Re: Form 10-K: for the Year Ended December 31, 2008

Point 9.
We will address these points in our next Form 10-K filing.  However, we would like to point out that our niche casinos, with the recent exception of Route 59, are not destination casinos and are essentially small commutable casinos (i.e. no more than an hour drive from our market cities).  We do not utilize a system for assigning loyalty points to award players’ play volume and time, but have other incentives and recognition programs that are generally based on frequency of visits, volume of drop and cumulative losses.

Point 10.	We are in compliance with this guidance and will disclose this in our next Form 10-K filing.

Point 11.	We have addressed this in our latest Form 10-Q for Q1 2009 in our financial statement Footnote 4(b).

Point 12.
We have addressed this as practicable as possible in our latest Form 10-Q for Q1 2009, in financial statement Footnote 3. [Portion redacted pursuant to request for confidential treatment pursuant to Rule 83]

Point 13.	We will clarify these points in our next Form 10-K filing.

We hope the above sufficiently addresses your comments. Please feel free to contact me if you have any questions regarding our responses.

Respectfully yours,

/s/ Rami S. Ramadan
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

________________________________

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017
TEL: 212-983-3355  FAX: 212-983-8129